May 22, 2014

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Daniel F. Duchovny

Re:	Zale Corporation
Definitive Proxy Statement on Schedule 14A
Filed May 1, 2014
File No. 001-04129

Definitive Additional Soliciting Materials
Filed May 13, 2014
File No. 001-04129

Dear Mr. Duchovny:

We refer to the letter dated May 19, 2014 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Zale Corporation, a Delaware corporation (the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to (i) the Company’s Definitive Proxy Statement on Schedule 14A, File No. 001-04129, filed on May 1, 2014 (the “Definitive Proxy Statement”), relating to the proposed acquisition of the Company by Signet Jewelers Limited, a Bermuda corporation (“Signet”), and (ii) the Company’s Definitive Additional Soliciting Materials, File No. 001-04129, filed on May 13, 2014 (the “Definitive Additional Materials”).

Concurrently with this response letter, the Company is electronically transmitting certain supplemental disclosures to the Definitive Proxy Statement (the “Supplement”) made in response to the comments of the Staff in the Comment Letter.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.

Definitive Proxy Statement on Schedule 14A filed on May 1, 2014

Background of the Merger, page 24

1.
Please revise your November 8, 2013 entry to disclose whether, in establishing the negotiation committee, the board of directors considered any potential conflicts of interest with Mr. Olshansky given Golden Gate’s desire to sell its entire stake in the company instead of waiting for the strategic plan to result in an increased value for the company’s stock.

Response:  In response to the Staff’s comment, the Company has supplemented the November 8, 2013 disclosure under “The Merger—Background of the Merger” as indicated in the Supplement.

We supplementally advise the staff that the negotiation committee was formed by the board of directors of the Company (the “Board”) solely to facilitate the transaction process and had no autonomous authority to negotiate the material terms of the transaction or to make any other material decisions on behalf of the Board.  In connection with each issue considered by the negotiation committee, specific parameters regarding such issue were established by the full Board, which remained the ultimate decision-maker with respect to material terms, including price, at all times.  In addition, as disclosed in the Definitive Proxy Statement, the Board was fully aware of Golden Gate’s exercise of its registration rights prior to the initial indication of interest from Signet and throughout its consideration of the transaction and of potential conflicts of interests of directors.  The Company does not believe that the October 2013 decision of Golden Gate to exercise its registration rights created any conflict between Golden Gate’s interests in respect of its investment in the Company and the interests of stockholders in general to maximize the value of their stock.  Golden Gate did not exercise its registration rights as a result of a need for increased liquidity (Golden Gate’s unique fund structure provides for a longer fund life than that of a typical private equity fund and its demand registration rights were exercisable at any time), but rather because the Company’s stock was trading at a price that Golden Gate believed offered an attractive return on its investment.  Golden Gate had every incentive to support whichever available alternative, including a stand alone strategy, that would maximize stockholder value, and which in turn would maximize its own return on investment.

2.
Refer to the November 11, 2013.  Revise this disclosure to state whether or not the negotiation committee, or the board of directors, inquired into (i) the nature of the “limited prior relationships” BofA Merrill Lynch had with Signet, or (ii) the absence of conflicts or then-current strategic or capital market assignments or lending relationships with Signet.

Response:  We respectfully refer the Staff to the November 11, 2013 and December 5, 2013 disclosures under “The Merger—Background of the Merger”, which indicate that, in response to Board inquiries, BofA Merrill Lynch disclosed the relationships it had with Signet, and to the description of those “limited prior relationships” set forth in the first paragraph on page 46 of the Definitive Proxy Statement.  On the basis of these existing disclosures, we do not believe additional disclosure is necessary to address the Staff’s comment.

3.	Refer to the November 18, 2013 entry (second paragraph). Revise your disclosure to describe the “market observations” made by BofA Merrill Lynch.

Response: In response to the Staff’s comment, the Company has supplemented the November 18, 2013 (second paragraph) disclosure under “The Merger—Background of the Merger” as indicated in the Supplement.

4.	Refer to the December 5, 2013 entry. Disclose the “prior relationships disclosed by BofA Merrill Lynch between it and Signet.”

Response: We respectfully refer the Staff to the description set forth in the first paragraph on page 46 of the Definitive Proxy Statement.

5.
Refer to the last paragraph of this section.  Revise your disclosure to expand it.  Explain why the board reached the conclusion it did, describe what considerations the board took into account in reaching that conclusion, disclose whether the board sought the advice of any third parties (i.e., legal counsel), and whether the board considered retaining a second financial advisor to provide a fairness opinion.  Also, disclose whether the board inquired of BofA Merrill Lynch why it had not disclosed its previous presentation to Signet prior to March 2014 and, if so, what response BofA Merrill Lynch provided.

Response:  We respectfully note that we believe the last two paragraphs under “The Merger—Background of the Merger” disclose the material facts relating to the Board’s determinations in connection with the October 2013 Signet presentation.  In response to the Staff’s comment, however, the Company has supplemented the disclosure in the last two paragraphs under “The Merger—Background of the Merger” as indicated in the Supplement.

6.	On a related note, disclose whether Signet based the amount of its offer price (initially and through the final transaction price) on the October 2013 BofA Merrill Lynch presentation to Signet.

Response: We respectfully note that we have been advised by Signet’s counsel that Signet did not at any time base the amount of its offer price on the October 2013 BofA Merrill Lynch presentation to Signet.  In response to the Staff’s comment, we respectfully refer you to the penultimate paragraph under “The Merger—Background of the Merger”, as updated by the Supplement.

Reasons for Recommending the Adoption of the Merger Agreement, page 31

7.	Disclose whether the board reconsidered any part of its recommendation subsequent to the disclosure by BofA Merrill Lynch of its October 2013 presentation to Signet.

Response:  We respectfully refer you to the last two paragraphs of “The Merger – Background of the Merger”, including as updated by the Supplement.

8.	Refer to the final bullet on page 33. Disclose whether the board reconsidered the factor subsequent to the disclosure of BofA Merrill Lynch of its October 2013 presentation to Signet.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure in the final bullet under “The Merger—Reasons for Recommending the Adoption of the Merger Agreement” as indicated in the Supplement.

Prospective Financial Information, page 34

9.
We note that you updated the prospective financial information to include actual results from the first two quarters in fiscal year 2014.  Disclose whether, in light of those results, the board considered requesting updated financial projections from management for BofA Merrill Lynch to use in its analyses.

Response:  In response to the Staff’s comment, the Company has supplemented the disclosure in the second paragraph under “The Merger—Prospective Financial Information” as indicated in the Supplement.

10.
We note your disclosure of “prospective financial information” on page 35.  Please confirm that such disclosure includes the business plan case and forecast and the alternative case and forecast.  If they do not, disclose each of them.

Response: In response to the Staff’s comment, the Company hereby confirms that the disclosure of the summary of the prospective financial information on page 35 of the Definitive Proxy Statement includes the business plan case (comprising the business plan forecast and the related extended forecast) and the alternative case (comprising the alternative forecast and the related extended forecast).

11.
On a related note, you have disclosed “summary” information.  Regardless of your response to the comment above, please tell us why you did not disclose the full forecasts as provided to BofA Merrill Lynch and/or Signet.  Also, if you do not disclose the full forecasts, please provide them to us supplementally.

Response: We respectfully note that we believe we have disclosed the material information related to the business plan case and the alternative case.  However, in response to the Staff’s comment, the Company has supplemented the summary of the financial information set forth under “The Merger—Opinion of BofA Merrill Lynch” as indicated in the Supplement.

We note that, if a Company stockholder wished to calculate unlevered free cash flow on the basis of the original disclosure, it could do so with the existing information provided on page 35 of the Definitive Proxy Statement by multiplying EBIT times one minus the generally-applicable corporate tax rate of 35%, adding depreciation and amortization, and subtracting capital expenditures and change in net working capital.

Concurrently with the filing of this response letter, the Company is submitting to the Staff, on a confidential basis, a copy of the business plan case and alternative case financial information provided to BofA Merrill Lynch.  This financial information is being submitted pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  The Company requests that this information be returned to it upon completion of the Staff’s review.  The supplementally submitted information is not being filed with and shall not be deemed a part of the Definitive Proxy Statement or the Definitive Additional Materials.

Opinion of BofA Merrill Lynch, page 37

12.
Revise to disclose what, if any, portion or information used in the 2013 presentation to Signet was used by BofA Merrill Lynch in its work for Zale.  Also, disclose whether BofA Merrill Lynch presented any other potential target companies to Signet.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure in the penultimate paragraph under “The Merger—Background of the Merger” as indicated in the Supplement.

Definitive Additional Soliciting Materials filed on May 13, 2014

13.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis.  Please provide support for the following disclosure:

•	That “[t]here is risk of material decline in the Company’s share price if the proposed transaction does not close” (slide 1).

Response:  We respectfully note that, as disclosed on slide 2 of the Definitive Additional Materials, the Company’s closing stock price on February 18, 2014, the last trading day prior to the announcement of the merger, was $14.91 per share.  On February 19, 2014, the date the merger was announced, the Company’s stock price rose 40.8% to close at $20.92 per share, an amount approximating the deal price, as would be expected in a cash acquisition.  Given the sharp increase in stock price upon announcement of the transaction, and the continued trading of the stock at or above the deal price (including prior to the release of any projections by the Company), we believe it is self-evident that there is a material risk that failure to consummate the merger would cause the Company’s stock price to decline, as the deal premium and related speculation would no longer be priced into the stock.

•	That “[p]rior to the announcement of the proposed transaction, Zale traded well above its peers on valuation metrics that investors typically look at…” (slide 6).

Response:  We respectfully note that the Company’s pre-announcement Enterprise Value / 2014E EBITDA Wall Street estimate of 13.6x exceeds the peer multiples disclosed on slide 3 of the Definitive Additional Materials.  Similarly, the Company’s 2014E P/E Wall Street estimate of 24.3x exceeds the range of peer multiples disclosed on page 40 of the Definitive Proxy Statement.

The Company’s acknowledgment of the statements for which you requested acknowledgment in the penultimate paragraph of the Comment Letter is set forth in Annex A to this response letter.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact Eric L. Schiele at (212) 474-1788 or by email at eschiele@cravath.com.

Very truly yours,

/s/ Eric L. Schiele
Eric L. Schiele

Annex A

On behalf of Zale Corporation (the “Company”) and in connection with the filing of certain supplemental disclosures to the Company’s Definitive Proxy Statement on Schedule 14A, File No. 001-04129, the undersigned hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy Statement;

●
staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Definitive Proxy Statement; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Zale Corporation

By:	/s/ Thomas A. Haubenstricker
Name: Thomas A. Haubenstricker
Title: Senior Vice President,
Chief Financial Officer